Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (408) 801-8657

Eli Harari, Chief Executive Officer
SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035

      Re: **SanDisk Corporation**
              Definitive 14A
              Filed April 11, 2007
              File No. 00-26734

Dear Dr. Harari:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comment by December 13, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Refer to comment 3 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the company's performance targets, such as net income, revenue, or earnings per share. The criterion for applying the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as those made in the second full paragraph of page 3 of your response. Please provide a more detailed analysis that specifically sets forth the manner in which competitors could use the information to obtain the competitive advantage cited in your response.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor